

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 18, 2016

Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
Fruebjergvej 3, Box 62
2100 Copenhagen, Denmark

> **Re:** **DanDrit Biotech USA, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 4, 2016**
> **File No. 000-54478**

Dear Dr. Leire:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Erin K. Jaskot, *for*

                                    Suzanne Hayes
                                    Assistant Director
                                    Office of Healthcare and Insurance

cc: Clayton Parker
        K&L Gates